Exhibit 12

AMC NETWORKS INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Years Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Income from continuing operations before income taxes	$582,794	$397,028	$469,001	$222,274	$210,610
Fixed charges	136,748	137,890	121,073	132,716	100,307
Total earnings as adjusted	$719,542	$534,918	$590,074	$354,990	$310,917
Fixed Charges:
Interest Expense (*)	$128,135	$130,262	$115,860	$127,778	$95,870
Portion of rents representative of an interest factor	8,613	7,628	5,213	4,938	4,437
Total fixed charges	$136,748	$137,890	$121,073	$132,716	$100,307
Ratio of Earnings to Fixed Charges	5.3	3.9	4.9	2.7	3.1

(*)	Interest expense includes the amortized premiums, discounts and capitalized expenses related to indebtedness.